Exhibit 12.1

Carpenter Technology Corporation

Computation of Ratios of Earnings to Fixed Charges — unaudited

(dollars in millions)

	Six Months Ended December 31,	Year Ended June 30,
	2012	2012	2011	2010	2009	2008
Fixed charges:

Interest costs(a)	$11.9	$25.0	$17.6	$18.8	$20.1	$22.8
Interest component of non-capitalized lease rental expense (b)	2.0	3.3	2.4	2.3	2.1	2.2

Total fixed charges	$13.9	$28.3	$20.0	$21.1	$22.2	$25.0

Earnings as defined:

Income before income taxes	$72.7	$188.6	$87.8	$4.7	$63.0	$297.3
Less income from less-than-fifty-percent owned entities, and gain on sale of partial interest in less-than-fifty percent owned enities	(1.3)	(0.6)	(2.6)	(1.0)	0.1	(1.1)
Noncontrolling interest in the income of subsidiary with fixed charges	(0.5)	(0.4)	(0.7)	—	—	—
Fixed charges less interest capitalized	11.6	27.1	19.5	20.1	18.2	22.7
Amortization of capitalized interest	0.7	1.8	2.6	2.8	2.5	2.5

Earnings as defined	$83.2	$216.5	$106.6	$26.6	$83.8	$321.4

Ratio of earnings to fixed charges	6.0x	7.7x	5.3x	1.3x	3.8x	12.9x

(a)	Includes interest capitalized relating to significant construction projects, and amortization of debt discount and debt issue costs.
(b)	One-third of rental expense which approximates the interest component of non-capitalized leases.